Exhibit 99.1

Acuren Corporation and NV5 Global, Inc. Announce Merger with $2 Billion Combined Revenue

May 15, 2025

- Merger creates leading global Testing, Inspection, Certification and Compliance (“TICC”) and Engineering Services firm

- Expanded services to broader customer base resulting in enhanced growth opportunities for both businesses

- Transaction expected to be immediately accretive to Acuren and includes ~$20 million of cost synergies

Tomball, TX and Hollywood, FL: Acuren Corporation (“Acuren”, NYSE American: TIC) and NV5 Global, Inc. (“NV5”, Nasdaq: NVEE) today announced that they have entered into a definitive agreement to combine the two companies. The merger creates an industry-leading $2 billion combined revenue TICC and engineering services company.

●	NV5 stockholders will receive $23.00 per share consisting of $10.00 in cash and $13.00 in shares of Acuren common stock at closing, subject to adjustment as described below, which represents a 32 percent premium to NV5’s 30 day VWAP as of May 14, 2025.

●	The total consideration for NV5 is approximately $1.7 billion, representing approximately 10.3x 2025E consensus adjusted EBITDA.

●	Upon closing of the transaction, current Acuren stockholders will own ~60%, and current NV5 stockholders will own ~40% of the combined company, subject to adjustment based on the price of Acuren shares at closing. The combination creates a global TICC and engineering services company with $2 billion+ of combined revenue and a portfolio of recurring, anti-cyclical industrial and engineering tech-enabled services.

●	The merger is expected to be immediately accretive to Acuren stockholders, with further value creation potential to come from an estimated $20 million in near-term cost synergies along with substantial potential long-term revenue synergy opportunities.

●	Combined 2024 adjusted EBITDA of approximately $350 million post synergies creates long-term opportunity to strengthen the combined company further through organic growth and continued accretive acquisitions.

●	Dickerson Wright, Executive Chairman and Founder of NV5, and Ben Heraud, CEO of NV5, are expected to join the Board of Acuren along with one additional mutually agreed independent director.

Robbie Franklin, Co-Chairman of Acuren said, “This is a watershed moment for Acuren. The merger of NV5 with Acuren offers significant value for Acuren and NV5 stockholders and team members. The combination of these two formidable organizations creates new opportunities to expand and complement each other’s business lines with adjacent services to drive increased wallet share from our broad customer base. This transaction is an important milestone in our journey to becoming a full service global TICC company.”

Tal Pizzey, CEO of Acuren said, “This is a transformative event for both Acuren and NV5. Together, we are unlocking substantial opportunities to better serve our customers and empower our employees with a broader platform for growth. Our shared vision of building a world-class TICC and engineering company is accelerated by this merger. NV5 has built an exceptional business, grounded in technical expertise and diverse capabilities. We’re excited to bring our teams together, realize meaningful synergies, and expand our combined services into new and dynamic end markets.”

Dickerson Wright, Executive Chairman and Founder of NV5, said, “I am delighted to play a part in bringing together these two winning businesses. The combination offers significant value for our shareholders and the opportunity to participate in the combined company’s long-term value creation potential as stockholders of Acuren. I’m proud of our team and our success over the past decades building NV5 from its launch in 2009 to the $1 billion company it is today. During this process with the Acuren team, we are convinced that our partnership will allow us to serve our customers in more ways.”

Transaction Summary

Under the terms of the definitive merger agreement with NV5 (the “Merger Agreement”), for each of their shares of common stock, NV5 stockholders will receive $23.00 per share comprised of (i) $10.00 in cash and $13.00 in stock, subject to adjustment, based on the 5-day volume weighted average price (“VWAP”) of Acuren’s share price on May 14, 2025, which represents a 32% premium to NV5’s 30 day VWAP as of May 14, 2025.

The actual number of shares of Acuren common stock to be issued at closing will be determined based on a floating exchange ratio calculated as $13 divided by the VWAP of Acuren common stock over the 10-trading-days prior to the closing (the “Closing Price”), subject to a floor of $9.53 per share of Acuren common stock and a ceiling of $11.65 per share of Acuren common stock. NV5 stockholders will receive 1.3636 shares of Acuren common stock for each of their shares of NV5 common stock if the Closing Price is at or below $9.53, and 1.1157 shares of Acuren common stock for each of their shares of NV5 common stock if the Closing Price is at or above $11.65.

The cash portion of the acquisition will be funded by a fully committed $850 million term-loan facility and cash on hand. All of NV5’s existing bank indebtedness will be repaid in connection with the closing of the transactions.

The transactions are subject to approval by stockholders of both Acuren and NV5 and receipt of regulatory approvals and other customary closing conditions. In addition, the Merger Agreement provides for a 60-day “go-shop” period for NV5. The transaction is expected to close in the second half of 2025.

Advisors

Jefferies LLC served as exclusive financial advisor to Acuren and is providing committed financing for the transaction; Greenberg Traurig P.A. served as legal counsel to Acuren. Roth Capital Partners acted as financial advisor to NV5. Loeb & Loeb LLP acted as legal counsel to NV5.

Investor Call Details

Acuren and NV5 will host a conference call today at 8:30 a.m. ET to discuss the merger as well as Acuren’s first quarter 2025 results, separately announced today. Participants on the call will include Robbie Franklin (Co-Chairman of Acuren), Dickerson Wright (Executive Chairman and Founder of NV5), Tal Pizzey (CEO of Acuren), Ben Heraud (CEO of NV5) and Kristin Schultes, (CFO of Acuren).

To listen to the call by telephone, please dial 877-407-0789 or 201-689-8562. You may also attend and view the presentation via webcast by accessing the following URL:

https://viavid.webcasts.com/starthere.jsp?ei=1715442&tp_key=008473ca2a

About Acuren

Acuren is a leading provider of critical asset integrity services. The company operates primarily in North America serving a broad range of industrial markets. It provides these essential and often compliance-mandated (often at customer locations) services in the industrial space and is focused on the recuring maintenance needs of its customers. The work Acuren does fits in the service category referred to as Testing, Inspection, Certification, and Compliance (TICC) including Nondestructive Testing (NDT) in the field and the laboratory and in-lab destructive testing capabilities. More information can be found at https://www.acuren.com/.

About NV5

NV5 Global, Inc. (NASDAQ: NVEE) is a leading provider of tech-enabled engineering, testing, inspection, and consulting solutions for the built environment. The Company specializes in engineering design, asset management, and geospatial data analytics to support infrastructure resilience and building systems performance throughout the entire asset lifecycle. NV5 operates out of more than 100 offices nationwide and abroad. For additional information, please visit the Company’s website at www.NV5.com.

Investor Relations Contacts

Acuren:

Dan Scott / Rodny Nacier

ICR Inc.

Email: IR@acuren.com

NV5:

Jack Cochran

Vice President, Marketing & Investor Relations

Tel: +1-954-637-8048

Email: ir@nv5.com

Caution Concerning Forward-Looking Statements

Certain statements in this press release concerning the Merger Agreement between NV5 and Acuren and the transactions contemplated thereby (the “Transactions”), including any statements regarding the expected timetable for completing the Transactions, the results, effects, benefits and synergies of the Transactions, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding NV5’s or Acuren’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include statements regarding NV5’s and Acuren’s plans and expectations with respect to the Transactions and the anticipated impact of the Transactions on the combined company’s results of operations, financial position, growth opportunities and competitive position. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that stockholders of NV5 may not approve the Merger Agreement or stockholders of Acuren may not approve the issuance of new shares of Acuren Common Stock in the Transactions; the risk that a condition to closing of the Transactions may not be satisfied, that either party may terminate the Merger Agreement or that the Closing might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transactions; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of NV5 and Acuren; the effects of the business combination of NV5 and Acuren, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; risks related to the demand for Acuren and NV5’s services; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the Transactions. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, industry conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in NV5’s Annual Report on Form 10-K for the year ended December 31, 2024, as amended by Amendment No. 1 thereto, which is on file with the SEC and available from NV5’s website at www.nv5.com under the “Investor Relations” tab, and in other documents NV5 files with the SEC; and in Acuren’s Annual Report on Form 10-K for the year ended December 31, 2024, which is on file with the SEC and available from Acuren’ website at www.acuren.com under the “Investor Relations” tab, and in other documents Acuren files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither NV5 nor Acuren assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Participants in the Merger Solicitation

NV5, Acuren and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from NV5’s stockholders and Acuren’s stockholders in connection with the Transactions. Information regarding the executive officers and directors of Acuren is included in its Annual Report on Form 10-K filed with the SEC on March 27, 2025. Information regarding the executive officers and directors of NV5 is included in its amendment to its Annual Report on Form 10-K/A filed with the SEC on April 28, 2025. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the registration statement and other materials when they are filed with the SEC in connection with the Transactions. Free copies of these documents may be obtained as described in the paragraphs above.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the Transaction, Acuren will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary joint proxy statement/prospectus of Acuren and NV5. Information in the preliminary joint proxy statement/prospectus will not be complete and may be changed. After the registration statement is declared effective, each of Acuren and NV5 will mail the definitive joint proxy statement/prospectus relating to the transactions to their respective stockholders as of a record date to be established for voting on the transactions and related matters. Stockholders of Acuren and NV5 and other interested persons are encouraged to read, when available, the definitive joint proxy statement/prospectus as well as other documents filed or to be filed with the SEC because these documents will contain important information about Acuren, NV5 and the transactions. Once available, investors and security holders may also obtain a copy of the Registration Statement, including the preliminary or definitive joint proxy statement/prospectus, and other documents filed with the SEC by Acuren or NV5 without charge at the SEC’s website (www.sec.gov).

Non-GAAP Financial Measures

This press release contains Combined revenue and Combined Adjusted EBITDA which are non-U.S. GAAP financial measures within the meaning of Regulation G promulgated by the Securities and Exchange Commission.

The combined financial information of the Company and NV5 is not in accordance with GAAP and is presented for illustrative purposes only and does not indicate the financial results of the combined company had the companies actually been combined at the beginning of the periods presented, nor the impact of possible business model changes. Combined financial information consists of the mathematical addition of selected financial data of the Company and NV5. Such presentation is not in accordance with Article 11 of Regulation S-X and may differ from the pro forma presentation to be included in the Registration Statement and other materials when they are filed with the SEC in connection with the Transactions. No other adjustments are made to the combined presentation unless otherwise noted. However, we believe that for purposes of discussion and analysis, the combined financial information is useful for management and investors to assess the combined financial and operational performance.

As used in this press release, EBITDA is defined as earnings before interest, taxes, depreciation and amortization and Adjusted EBITDA is defined as EBITDA excluding the impact of certain non-cash and other specifically identified items. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by Revenue. Combined Adjusted EBITDA is defined as Adjusted EBITDA for NV5 and the Company for the periods presented.

Year ended December 31, 2024
Acuren revenue from predecessor period	$633,866
Acuren revenue from successor period	463,527
Total combined Acuren revenue(1)	1,097,393
NV5 Revenue	941,265
Total Acuren and NV5 combined revenue (2)	$2,038,658

1.	The Acuren combined financial information for the year ended December 31, 2024 includes the results of operations of ASP Acuren (Predecessor) for the period from January 1, 2024 to July 29, 2024 and Acuren Corporation (Successor) for the period from July 30, 2024 to December 31, 2024. The presentation of the combined financial information of the Predecessor and Successor periods is not in accordance with GAAP. Combined financial information consists of the mathematical addition of the Predecessor and Successor revenue. No other adjustments are made to the combined presentation.
2.	The Acuren and NV5 combined financial information for the year ended December 31, 2024 includes the Acuren combined revenue and the NV5 reported revenue. The presentation of the combined financial information of Acuren and NV5 is not in accordance with GAAP. Combined financial information consists of the mathematical addition of the combined Acuren revenue and the NV5 revenue. No other adjustments are made to the combined presentation.

Acuren Successor period July 30 to December 31, 2024	2024
Net income (loss)	$(105,452)
Benefit for income taxes	(5,256)
Interest expense, net	31,061
Depreciation and amortization expense	47,313

Acuren Predecessor period January 1 to July 29, 2024
Net income (loss)	(15,703)
Provision for income taxes	3,243
Interest expense, net	39,379
Depreciation and amortization expense	45,777

Acuren Adjustments - January 1 to December 31, 2024
Pre-ASP Acuren seller-related expenses and stock compensation(1)	29,477
One time non-cash equity charges(2)	69,821
Acquisition related transaction and integration expenses(3)	2,878
ASP Acuren transaction related expenses(4)	41,202
Non cash stock compensation expense(5)	2,152
Other non-recurring charges(6)	790
Adjusted EBITDA for the Acuren combined period January 1, 2024 through December 31, 2024(7)	$186,682
Adjusted EBITDA margin for the Acuren combined period from January 1, 2024 through December 31, 2024(8)	17.0%

1.	Adjustment to add back expenses related primarily to the previous owner’s compensation, stock incentive plans and debt extinguishment costs.
2.	Adjustment to add back the one time non cash stock compensation expenses for Founder Preferred Shares and independent director stock options for which the performance target was achieved when the acquisition of ASP Acuren occurred.
3.	Adjustment to add back transaction and acquisition integration related costs and similar items for acquisitions not including the acquisition of ASP Acuren.
4.	Adjustment to add back the transaction related expenses for the ASP Acuren acquisition.
5.	Adjustment to add back stock compensation expense.
6.	Adjustment to add back other non-recurring charges including restructuring charges, IT development charges and certain gains, losses and balance adjustments.
7.	The combined financial information for the year ended December 31, 2024 includes the results of operations of ASP Acuren (Predecessor) for the period from January 1, 2024 to July 29, 2024 and Acuren Corporation (Successor) for the period from July 30, 2024 to December 31, 2024. The presentation of the combined financial information of the Predecessor and Successor periods is not in accordance with GAAP. Combined financial information consists of the mathematical addition of the Predecessor and Successor revenue. No other adjustments are made to the combined presentation.
8.	The Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by combined revenues for the 2024 period and divided by revenues for the 2023 period.

NV5	Year ended December 28, 2024
Net income (loss)	$27,979
Income tax benefit	(1,726)
Interest expense	17,181
Depreciation and amortization expense	66,611
Stock-based compensation	25,981
Acquisition-related costs(1)	7,458
NV5 Adjusted EBITDA 2024	$143,484

1.	Acquisition-related costs include contingent consideration fair value adjustments

Year ended December 31, 2024
Acuren combined adjusted EBITDA	$186,682
NV5 adjusted EBITDA(1)	143,484
Total Acuren and NV5 combined adjusted EBITDA	330,166
Estimated synergies	20,000
Total Acuren and NV5 combined adjusted EBITDA with synergies(2)	$350,166

1.	NV5’s fiscal year-end is December 28, 2024.
2.	The presentation of the combined financial information of Acuren and NV5 is not in accordance with GAAP. Combined financial information consists of the mathematical addition of the combined Acuren revenue and the NV5 revenue. No other adjustments are made to the combined presentation.